Exhibit 2

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Grown Rogue International Inc. (the “Company” or “Grown Rogue”)

340 Richmond Street West

Toronto, Ontario

M5V 1X2

Item 2	Date of Material Change

May 25, 2023

Item 3	News Release

A joint news release was issued by the Company and Goodness Growth Holdings, Inc. (“Goodness Growth”) on May 25, 2023, through the facilities of GlobeNewswire and was subsequently filed on SEDAR.

Item 4	Summary of Material Change

The Company announced that they have entered into a strategic agreement with Goodness Growth (the “Agreement”) effective on May 24, 2023 whereby the Company will support Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota.

Item 5.1	Full Description of Material Change

Under the terms of the agreement, which expires on September 30, 2025, Goodness Growth will provide compensation to Grown Rogue for sustained consulting support, including input on systems and processes, and recommendations to improve Goodness Growth’s cultivation operations. Grown Rogue will be entitled to receive additional incentive compensation if its services result in improved cash flow performance as compared to Goodness Growth’s baseline expectations over the term of the Agreement. Grown Rogue’s cooperation in the Agreement will be on an exclusive basis to Goodness Growth within the markets in which Goodness Growth operates.

In addition, Goodness Growth will issue 10,000,000 warrants to purchase 10,000,000 subordinate voting shares of Goodness Growth to Grown Rogue, with a strike price equal to $0.317 (US$0.233), being a 25.0 percent premium to the 10-day volume weighted average price (“VWAP”) of Goodness Growth’s subordinate voting shares prior to the effective date of the Agreement. Similarly, Grown Rogue will issue 8,500,000 warrants to purchase 8,500,000 common shares of Grown Rogue to Goodness Growth, with a strike price equal to $0.225 (US$0.166), being a 25.0 percent premium to the 10-day VWAP of Grown Rogue’s common shares prior to the effective date of the Agreement. The warrants exchanged under the terms of the Agreement will be issued with five year terms to exercise, shall not be registered with the United States Securities & Exchange Commission or qualified by any Canadian provincial securities commission, and shall not be assignable except as set forth in the warrant certificates. The parties intend to issue the warrants by the end of July 2023. The aforementioned warrants and shares underlying such warrants will be subject to a four-month and one-day hold period under applicable Canadian securities laws.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

J. Obie Strickler

President and Chief Executive Officer

Tel: (503) 765-8108

Item 9	Date of Report

June 2, 2023.

Forward Looking Information

This Material Change Report contains “forward-looking information” within the meaning of applicable United States and Canadian securities legislation. To the extent any forward-looking information in this report constitutes “financial outlooks” within the meaning of applicable United States or Canadian securities laws, such information is being provided as preliminary financial results and the reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such financial outlooks. Forward-looking information contained in this report may be identified by the use of words such as “should,” “believe,” “could,” “looking forward,” “may,” “continue,” “expect,” “will,” “subject to,” and variations of such words and phrases, or any verbs in the future tense. These statements should not be read as guarantees of future performance or results. Forward-looking information includes both known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Goodness Growth and Grown Rogue or their subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements or information contained in this report. Forward-looking information is based upon a number of estimates and assumptions of Goodness Growth’s and Grown Rogue’s management teams, believed but not certain to be reasonable, in light of management’s experience and perception of trends, current conditions, and expected developments, as well as other factors relevant in the circumstances, including assumptions in respect of current and future market conditions, the current and future regulatory environment, and the availability of licenses, approvals and permits.

Although Goodness Growth and Grown Rogue believe that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Goodness Growth and Grown Rogue can give no assurance that they will prove to be correct. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking information. Such risks and uncertainties include, but are not limited to, risks related to the timing of adult-use legislation in markets where the Company currently operates; current and future market conditions, including the market price of the shares of Goodness Growth and Grown Rogue; risks related to epidemics and pandemics, federal, state, local, and foreign government laws, rules, and regulations, including federal and state laws and regulations in the United States relating to cannabis operations in the United States and any changes to such laws or regulations; operational, regulatory and other risks; execution of business strategy; management of growth; difficulties inherent in forecasting future events; conflicts of interest; risks inherent in an agricultural business; risks inherent in a manufacturing business; liquidity risks and other risk factors set out in Goodness Growth and Grown Rogue’s Annual Reports for the year ended December 31, 2022 and October 31, 2022, respectively, which are available, if applicable, on EDGAR with the U.S. Securities and Exchange Commission and filed with the Canadian securities regulators and available under the Goodness Growth’s and Grown Rogue’s company profiles on SEDAR at www.sedar.com.

The statements in this report are made as of the date of this report. Except as required by law, Goodness Growth and Grown Rogue undertake no obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements.